UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 14)

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,311,480,600.00	$399,675

*

The calculation of the Transaction Valuation is based on 60,385,084 Shares outstanding as of October 29, 2021, as disclosed by Southwest Gas Holdings, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation reflects the product of (A) 57,486,408, which is the total number of shares of common stock, $1.00 par value per share, of Southwest Gas Holdings, Inc. outstanding (the “Shares”), which are not beneficially owned by affiliates of IEP Utility Holdings LLC (calculated as the difference between 60,385,084, the total number of outstanding Shares, and 2,898,676, the number of Shares that are beneficially owned by affiliates of IEP Utility Holdings LLC) and (B) $75.00, which is the per Share tender offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the SEC, by multiplying the Transaction Valuation by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $399,675	Filing Party:	IEP Utility Holdings LLC
Form of Registration No.: Schedule TO	Date Filed:	October 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 14 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), to purchase any and all of the issued and outstanding shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Company” or “Southwest Gas”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $75.00 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2021 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), and the Supplement to the Offer to Purchase (the “Supplement to the Offer”), which, together with the Offer to Purchase, the Letter of Transmittal and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

1. All descriptions and references in respect of the conditions of the Offer in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and Supplement to the Offer (Exhibit (a)(1)(T)), are hereby amended and restated to reflect the following:

“The Offer is conditioned on, among other things: (i) the Rights Agreement has been validly terminated or the Rights have been redeemed and are otherwise inapplicable to the Offer (the “Poison Pill Condition”); (ii) the Company’s board of directors has waived the applicability of Article 7(A) of the Company’s Certificate of Incorporation to the purchase of the Shares by the Offeror in the Offer (the “Article 7A Condition”); (iii) the Company has not issued, and has not authorized or proposed the issuance of, any equity securities or equity-linked securities, subject to certain ordinary course exceptions, other than pursuant to a rights offering that treats all stockholders equally (the “Equity Condition”); (iv) the receipt of any required governmental or regulatory approvals which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (as defined in this Offer to Purchase) (the “Regulatory Approval Condition”); and (v) a majority of the members of the Icahn Slate are elected and seated as members of the board of directors of the Company at the Southwest Gas 2022 Annual Meeting or at any subsequently called special meeting for such purpose (the “Board Condition”). See Section 11 — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY” and Section 14 — “CONDITIONS OF THE OFFER”.”

2. All descriptions and references in respect of the definition of “Offer Conditions” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and Supplement to the Offer (Exhibit (a)(1)(T)), are hereby amended and restated to reflect the following:

“The Offer is conditioned upon the satisfaction of the Poison Pill Condition, the Article 7(A) Condition, the Equity Condition, the Regulatory Approval Condition, the Board Condition, and the other conditions set forth in Section 14 — “CONDITIONS OF THE OFFER” (collectively, the “Offer Conditions”).”

3. All descriptions and references in respect of the regulatory approvals in Arizona, California and Nevada and the Regulatory Approval Condition in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and Supplement to the Offer (Exhibit (a)(1)(T)), are hereby amended to reflect the following:

“Offeror Believes Statutory Regulatory Approvals Condition Will Not Be Required Prior to Closing of the Offer. The Offeror has evaluated structures with its advisors and third parties to address the potential regulatory approvals that may be required in Arizona, California and Nevada. In connection with the closing of the Offer, the Offeror intends to establish one or more Delaware statutory trusts based on terms that the Offeror believes will eliminate the requirement to obtain approvals from the regulators in Arizona, California and Nevada prior to the closing of the Offer.

Formation of Delaware Statutory Trusts. In connection with the closing of the Offer, the Offeror will enter into one or more trust agreements (each, a “Trust Agreement” and collectively, the “Trust Agreements”) with independent third-party trustees to form one or more statutory trusts under Delaware law (each, a “Trust” and collectively, the “Trusts”). Upon the closing of the Offer, if Shares are tendered that would result in the Offeror and its affiliates holding more than 24.9% of the Shares, then all Shares in excess of 24.9% will be transferred to one or more independent Trusts with each Trust being independent of the other trusts and not owning more than 24.9% of all the Shares. The Trust will be the record owner of the Shares transferred to the Trust and will be subject to instructions in the Trust Agreement governing the Trust. The Trust Agreements will require that the trustee for each Trust vote the Shares held in such Trust in the independent trustee’s sole and absolute discretion without consultation with the Offeror and its affiliates.

By way of example, if 20% or fewer Shares are tendered into the Offer, then the Offeror would accept such Shares and would not place any Shares into the Trusts as the Offeror would own an aggregate of 24.9% of the Shares when adding the 20% of the Shares acquired in the Offer with the 4.9% of the Shares that the Offeror’s affiliates currently own. However, if 60% of the Shares are tendered into the Offer, the Offeror would retain full ownership and control including voting control of 24.9% of the Shares (comprised of 20% of the Shares acquired in the Offer plus the 4.9% of the Shares that the Offeror’s affiliates currently own), and the remaining tendered shares would be deposited to two Trusts that will collectively own and hold the remaining 40% of the Shares (with neither Trust holding more than 24.9% of the Shares). Effectively, this means that the Offeror and its affiliates will be limited to owning, holding and voting the Shares in an amount equal to 24.9% of the Shares (that includes the 4.9% of Shares currently owned by the Offeror’s affiliates), and any Shares that are tendered into the Offer in excess of the 24.9% threshold will be owned beneficially by one or more Trusts and voted by the trustees thereof, pursuant to the terms of each Trust Agreements, as described below. While the Offeror will be a beneficiary of such Trusts, the actual record ownership of the Shares will be held by the Trusts and voting of the Shares in such Trusts shall be in accordance with the Trust Agreement as outlined below.

Trust Agreements

Voting of the Shares. Each Trust will be governed by Delaware law and the Trust Agreements entered into between the Offeror (or one of its affiliates) and the trustee for each of the Trusts. Each Trust Agreement will provide the terms on which the relevant Trust will own, hold and vote the Shares held in such Trust. The Trust Agreements will require that the trustee for each Trust vote the Shares held in such Trust in the independent trustee’s sole and absolute discretion without consultation with the Offeror and its affiliates. Accordingly, the trustee of each Trust will have sole voting power with respect to the Shares held in such Trust. Although the Offeror (or one of its affiliates) will be the beneficiary of each Trust, neither the Offeror nor its affiliates will be able to exercise control over the Shares held in Trust. Should the Offeror ever decide to exercise any voting rights, direction or control over the Shares in the Trusts, the Offeror will be required to file all required applications with any local, state or federal agencies having any jurisdiction over the matter for approval for the exercise of any of such rights or control and shall not be permitted to exercise any of such rights unless or until such approval is obtained (except as provided below). Upon receipt of any necessary regulatory approvals, the Shares held in the Trusts would be transferred to the Offeror or one of its affiliates.

Disposition of the Shares. Except for a transfer to the Offeror or one of its affiliates upon receipt of all required regulatory approvals, the Trust Agreements will prohibit the sale, transfer or other disposition of the Shares owned by the Trust until the earlier of: (i) any required regulatory approval is denied or any applicable regulatory authority has indicated that such approval will be denied; (ii) any required regulatory approval is subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable or any applicable regulatory authority has indicated that such approval will be subject to the imposition of conditions that the Offeror (or its affiliate), by written notice to the trustees, has deemed to be unacceptable, and (iii) two years from the date on which the Shares are placed in the Trusts. The Trust Agreement will also require that Shares may only be sold, transferred or disposed of in open market transactions with third parties who are not affiliated with the Offeror and no single transaction (or series of related transactions) may involve the sale of more than 24.9% of the Shares to any single third party or group of related parties. As a result of these Trust Agreements, the Offeror (and its affiliates) will not control more than 24.9% of the voting power of the Company. The Trusts and the Trust Agreements will not govern the voting or disposition of any Shares that are held by the Offeror (or its affiliates) directly (it being understood that the amount of such Shares will not exceed 24.9% of the overall voting power of the Company).

A form of the Trust Agreement expected to be entered into by the Offeror or one of its affiliates in connection with the closing of the Offer is attached hereto as Exhibit (b)(1).

Offeror Believes Regulatory Approval Condition No Longer a Condition Precedent to Closing. Based on the foregoing, the Offeror believes that the Regulatory Approval Condition will no longer be required to be satisfied prior to the closing of the Offer. As explained above, regulatory approvals may be required if the Offeror (or any of its affiliates) determine that they wish to own or hold the Shares directly (rather than only being a beneficiary of the Trust) and not legally through the Trusts or the Trust Agreements are otherwise terminated. The process for obtaining any required regulatory approvals would occur after the closing of the Offer. In sum, the Trusts and the Trust Agreements, which will limit the number of Shares that the Offeror and its affiliates are entitled to vote to a maximum of 24.9% of the Shares, allows the Offeror to close the Offer and accept all Shares that are validly tendered and not withdrawn in the Offer, without first obtaining regulatory approvals that may have otherwise been required if the closing of the Offer results in the Offeror obtaining voting power or control in excess of 24.9% of the Shares.

While the Offeror believes the Regulatory Approval Condition is no longer a condition that must be satisfied prior to the closing of the Offer (other than with respect to the HSR Act which was satisfied on November 1, 2021 when the waiting period for the HSR Act expired with respect to the Offer), the Offer is subject to the remaining conditions set forth in Section 14 of the Offer to Purchase, including the Poison Pill Condition, Article 7(A) Condition and the Board Condition.”

4. The Offer to Purchase, the Supplement to the Offer and Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On January 26, 2022, the Offeror announced an extension of the Expiration Date of the Offer until 12:00 midnight, New York City time, on Wednesday, February 23, 2022, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Date”) or earlier terminated in the event that a condition to the Offer becomes incapable of being satisfied. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on Wednesday, January 26, 2022.

The Depositary has advised the Offeror that, as of 12:00 p.m., New York City time, on January 26, 2022, approximately 9,443,158 Shares have been validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 15.6% of the outstanding Shares. Of the Shares so tendered, none were tendered pursuant to guaranteed delivery procedures.

The full text of the press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(X) and is incorporated herein by reference.”

5. The Offer to Purchase, the Supplement to the Offer and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

All descriptions and references in respect of the Expiration Date in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and the Supplement to the Offer to Purchase (Exhibit (a)(1)(T)) are hereby amended to reflect an extension of the Expiration Date from “12:00 midnight, New York City time, on January 26, 2022,” to “12:00 midnight, New York City time, on Wednesday, February 23, 2022.”

6. The biographical information for Mr. Brett Icahn in Schedule I of the Offer to Purchase is hereby amended to add the following at the end thereof:

“Effective as of January 7, 2022, Mr. Brett Icahn was appointed to the board of directors of Dana Incorporated (NYSE: DAN), a leading supplier of fully integrated drivetrain and electrified propulsion systems.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Exhibit

(a)(1)(X)	Press Release, dated January 26, 2022 (filed herewith)

(a)(1)(Y)	Letter to Stockholders, dated January 26, 2022 (filed herewith)

(d)(1)	Form of Trust Agreement (filed herewith)

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2022	IEP UTILITY HOLDINGS LLC

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

ICAHN ENTERPRISES L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Irene March
Name:	Irene March
Title:	Vice President

/s/ Carl C. Icahn
Carl C. Icahn